SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2023

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM
1	Translation of letter to the Comisión Nacional de Valores, Mercado Electrónico Abierto S.A and Bolsas y Mercados Argentinos S.A. dated July 31, 2023.

City of Buenos Aires, July 31, 2023

To the

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de mayo 175

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A. (“MAE”)

Maipú 1210

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

C1041AAE City of Buenos Aires

Re.: Issuer rating for local currency, foreign currency and foreign currency senior secured debt

Dear Sirs,

The purpose of this letter is to comply with the requirements of the Rules of the Argentine Securities and Exchange Commission and the corresponding ByMA and MAE Regulations.

In this regard, we hereby inform that on July 28, 2023, Moody’s Local Argentina upgraded YPF S.A.’s (“YPF”) issuer rating for long-term foreign currency and foreign currency senior secured debt to AA+.ar from AA-.ar and AA.ar, respectively, and affirmed YPF’s long-term local currency rating at AA+.ar. The outlook on the ratings is stable.

The report states that “The company’s ratings reflect its adequate debt and liquidity levels, high growth potential in hydrocarbon production from areas with unconventional resources and strong competitive position as the leading integrated company in the Argentine energy sector…”

A free translation from Spanish to English of the report is attached hereto.

Yours faithfully,

Pedro Kearney

Market Relations Officer

YPF S.A

APPRAISAL REPORT

July 28, 2023

Summary Review Report

CURRENT RATINGS (*)

Issuer rating in local currency (ML)	AA+ .ar/EST

Issuer rating in foreign currency (ME)	AA-.ar/EST

Senior secured debt rating in EM	AA.ar/EST

PREVIOUS RATINGS (*)

Issuer rating in local currency (ML)	AA+ .ar/EST

Foreign currency issuer rating (EM)	AA-.ar/EST

Senior secured debt rating in EM	AA.ar/EST

(*) Risk Ratings assigned by Moody’s Local AR Agente de Calificación de Riesgo S.A., Registry No. 3 of the Comisión Nacional de Valores.

For further details on the ratings assigned, see the Supplementary Information section at the end of this report.

CONTACTS
José Antonio Molino	+54.11.5129.2613

AVP-Manager

Jose.Molino@moodys.com

Nazarena Ciucci	+54.11.5129.2673

Associate Lead Analyst

Nazarena.Ciucci@moodys.com

CUSTOMER SERVICE

Argentina / Uruguay	+54.11.5129.2600

YPF S.A.

Main Indicators

	Mar-2023 (Last 12 months)	1Q 2023 (Mar- 2023)(6)	2022	2021	2020

Indicators

EBITDA(1) / Net Sales	26.6%	24.9%	27.3%	27.5%	19.1%

EBIT(2) / Net sales	11.2%	6.7%	12.5%	5.3%	-9.8%

Debt(3) / EBITDA(1)	2.1x	2.0x	2.0x	2.3x	5.7x

CFO(4) / Debt(3)	1.8x	1.7x	1.7x	1.9x	5.0x

EBITDA(1) / Financial expenses(5)	48.1%	64.3%	48.9%	42.0%	20.4%

EBIT(2) / Financial expenses(5)	6.7x	5.6x	7.1x	5.0x	1.9x

Current assets / Current liabilities	2.8x	1.5x	3.2x	1.0x	-1.0x

Millions of ARS

Net sales	2,945,340	820,325	2,526,466	1,315,633	669,186

Debt(3)	1,532,678	1,532,678	1,255,004	757,215	678,306

CFO(4)	793,388	265,180	662,318	341,477	147,839

Net worth	2,278,274	2,278,274	1,868,304	848,118	683,395

(1) EBITDA is earnings before interest, taxes, depreciation and amortization; (2) EBIT is earnings before interest and taxes; (3)Adjusted debt is considered; (4) CFO is operating cash flow; (5) Contemplates interest expenses, total financial expenses are used when the company does not report the detail; (6) Annualized indicators.

YPF S.A. (“YPF”) is the largest vertically integrated energy company in Argentina. Its operations are focused on the exploration and exploitation of liquid and/or gaseous hydrocarbons and other minerals, as well as the industrialization, transportation and commercialization of these products and their derivatives. YPF is the largest producer of oil and gas in Argentina and has a strong competitive position in downstream with more than 1,600 service stations, equivalent to 35.1% of the total, and more than half of the country’s refining capacity, with approximately 328,100 barrels per day.

Source: Moody’s Local Argentina based on financial statements of YPF S.A.

MOODY’S LOCAL | ARGENTINA	NON-FINANCIAL COMPANIES

Summary

Moody’s Local AR (“Moody’s Local Argentina”) affirms YPF S.A.’s (“YPF”) long-term local currency rating at AA+.ar. It also upgrades the long-term foreign currency and foreign currency senior secured debt ratings to AA+.ar from AA-.ar and AA.ar, respectively. The outlook on the ratings is stable.

The company’s ratings reflect its adequate debt and liquidity levels, high growth potential in hydrocarbon production from areas with unconventional resources and strong competitive position as the leading integrated company in the Argentine energy sector. The rating also reflects exposure to weak macroeconomic conditions in Argentina, high CAPEX needs for the development of its assets, and exposure to energy commodity price volatility.

The reduction in leverage metrics and the improvement in liquidity observed from 2020 to the first quarter of 2023 will allow YPF to finance a higher level of investments in unconventional oil fields, allowing it to increase production and allocate a considerable portion of its products to foreign markets in the coming years. In this scenario, we expect YPF to maintain its 2023-2024 average debt levels below 2.0x Debt/EBITDA, with interest to EBITDA coverage above 5.0x, and profitability margins around 30%. In the first quarter of 2023, the company generated EBITDA (Moody’s adjusted) of around USD 1,062 million and maintained a leverage ratio of 1.2x Net Debt to EBITDA (measured in dollars) with a production level of 511 kbbl/d.

YPF’s ratings reflect the company’s exposure to Argentina’s energy sector policies, as well as its position as Argentina’s most important industrial corporate and vertically integrated energy company, with significant oil and gas reserves, including large unconventional reserves. The ratings also incorporate its strong competitive position in the local market with more than 1,600 service stations, equivalent to 35.1% of the total, and more than half of the country’s refining capacity. The development of transportation infrastructure of the OTASA, Vaca Muerta Norte and Oldelval pipelines, led mainly by YPF, will allow the company, and the rest of the players in the sector, to considerably increase the level of hydrocarbon production in the country.

The foreign currency (FC) ratings assigned by Moody’s Local Argentina contemplate incremental convertibility and transferability risk reflected in potential regulatory restrictions on access to foreign currency acquisition for debt repayment. However, we believe that in the case of YPF these risks are partially mitigated by the company’s demonstrated access to foreign currency financing both in Argentina and abroad, the generation of cash flow from exports and the holding of physical assets with valuation and saleability in foreign currency, among other considerations.

Credit strengths

»	Argentina’s largest oil and gas producer

»	Strong competitive position: YPF owns more than 1,600 service stations more than half of the country’s refining capacity with approximately 328,100 barrels per day.

»	Attractive growth potential of its resources through investment in Vaca Muerta.

Credit weaknesses

»	High exposure to weak macroeconomic conditions in Argentina and uncertain regulatory environment

»	High investment needs in a capital-intensive industry.

»	Exposure to energy commodity price volatility.

July 28, 2023	Appraisal report: YPF S.A.
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MOODY’S LOCAL | ARGENTINA	NON-FINANCIAL COMPANIES

Accounting information and operational and financial indicators*.

	Mar-2023 (Last 12 months)	1Q 2023 (Mar- 2023)	2022	2021	2020

INDICATORS***

EBITDA / Net sales	26.6%	24.9%	27.3%	27.5%	19.1%

EBIT / Net sales	11.2%	6.7%	12.5%	5.3%	-9.8%

Adjusted debt / EBITDA	2.1x	2.0x	2.0x	2.3x	5.7x

Adjusted net debt / EBITDA	1.8x	1.7x	1.7x	1.9x	5.0x

CFO / Debt	48.1%	64.3%	48.9%	42.0%	20.4%

EBITDA / Financial expenses	6.7x	5.6x	7.1x	5.0x	1.9x

EBIT / Financial expenses	2.8x	1.5x	3.2x	1.0x	-1.0x

Current liquidity (Current assets / Current liabilities) current)	102.5%	102.5%	107.5%	119.2%	88.4%

Cash and cash equivalents / Short-term debt	117.0%	117.0%	95.8%	131.2%	55.4%

In millions of ARS

INCOME STATEMENT

Net sales	2,945,340	820,325	2,526,466	1,315,633	669,186

Gross result	720,255	173,809	644,755	287,453	42,974

EBITDA	783,313	204,530	688,614	361,147	127,505

EBIT	330,550	54,956	316,043	69,428	(65,248)

Financial interest	(117,296)	(36,654)	(97,661)	(71,870)	(65,821)

Net income	322,447	58,600	290,264	(808)	(71,017)

CASH FLOW

Flow generated by operations	744,881	244,120	649,171	358,738	120,473

CFO	793,388	265,180	662,318	341,477	147,839

Dividends	-	-	-	-	-

CAPEX	(695,657)	(247,158)	(532,128)	(234,801)	(114,616)

Free cash flow	97,731	18,022	130,190	106,676	33,223

STATEMENT OF NET WORTH ** STATEMENT OF ASSETS AND LIABILITIES

Cash and cash equivalents	270,783	270,783	193,363	113,690	83,552

Current assets	1,072,053	1,072,053	910,709	466,243	327,569

Property, plant and equipment	3,767,050	3,767,050	3,100,306	1,642,259	1,379,527

Intangibles	79,182	79,182	68,052	43,014	39,119

Total assets	5,490,081	5,490,081	4,588,159	2,390,068	1,923,225

Short-term debt	231,479	231,479	201,808	86,680	150,731

Long-term debt	1,301,199	1,301,199	1,053,196	670,535	527,575

Total debt	1,532,678	1,532,678	1,255,004	757,215	678,306

Adjusted total debt	1,650,754	1,650,754	1,355,289	812,837	724,576

Total liabilities	3,211,807	3,211,807	2,719,855	1,541,950	1,239,830

Net worth	2,278,274	2,278,274	1,868,304	848,118	683,395

* The company has adopted the U.S. dollar as its functional currency.

** Debt contains adjustments for operating leases.

*** Annualized indicators for 1Q 2023

Note:	The values presented contain adjustments made by Moody’s Local Argentina and may differ from those reported by the company in its financial statements.

July 28, 2023	Appraisal report: YPF S.A.
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MOODY’S LOCAL | ARGENTINA	NON-FINANCIAL COMPANIES

Annex I: Technical Glossary

CAPEX: Investment in capital goods.

Downstream: Sector of the oil industry that includes the refining of crude oil and natural gas, as well as the marketing and distribution of petroleum products.

Jet fuel: Aircraft fuel

Kbbl/d: Thousands of barrels of oil per day.

Mboe: Thousands of barrels of oil equivalent.

MMboe: Millions of barrels of oil equivalent.

Upstream: Sector of the oil industry that includes the exploration and production of hydrocarbons.

Annex II: Outstanding Negotiable Obligations rated by Moody’s Local Argentina

Negotiable Obligations	Currency	Date of issue	Date of maturity	Amortization of capital	Coupon	Payment of interests

ON Class XVI	USD	12-Feb-2021	12-Feb-2026	13 quarterly installments (1° on Feb. 2023)	4.0-9.0% (step up)	Quarterly

ON Class XVII	USD	12-Feb-2021	30-Jun-2029	7 semi-annual installments (1° in Jun. 2026)	2.5-9.0% (step up)	Semiannual

ON Class XVIII	USD	12-Feb-2021	30-Sep-2033	4 annual installments (1° in Sep. 2030)	1.5-7.0% (step up)	Semiannual

ON Additional Class XIV	USD linked	26-Feb-2021*.	04-Dec-2023	At maturity	2.0%	Quarterly

ON Class XIX	UVA	26-Feb-2021	26-Aug-2024	At maturity	3.5%	Quarterly

ON Class XX	USD linked	22-Jul-2021	22-Jul-2032	14 semi-annual installments (1° Jan. 2026)	5.75%	Semiannual

ON Additional Class XXII	ARS	25-Apr-2023**	10-Jul-2024	At maturity	Badlar + 3.0% Badlar + 3.0%	Quarterly

ON Class XXIII	USD linked	25-Apr-2023	25-Apr-2025	At maturity	0.0%	Quarterly

ON Class XXIV	USD linked	25-Apr-2023	25-Apr-2027	At maturity	1.0%	Quarterly

* Originally issued on December 4, 2020. **Originally issued on January 10, 2023. Source: Moody’s Local based on YPF and CNV.

July 28, 2023	Appraisal report: YPF S.A.
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MOODY’S LOCAL | ARGENTINA	NON-FINANCIAL COMPANIES

Additional information

Detail of assigned grades

Type / Instrument	Rating current	Rating previous

Long-term local currency issuer ratings	AA+.ar/Stable	AA+.ar/Stable

Additional Class XIV Notes for up to the equivalent of USD 100 million	AA+.ar/Stable	AA+.ar/Stable

Class XIX Negotiable Obligations for up to the equivalent of US$ 100 million	AA+.ar/Stable	AA+.ar/Stable

Class XX Negotiable Obligations for up to the equivalent of USD 400 million	AA+.ar/Stable	AA+.ar/Stable

Class XXIII Negotiable Obligations for up to the equivalent of USD 200 million with maturity in 2025(*)	AA+.ar/Stable	AA+.ar/Stable

Class XXIV Negotiable Obligations for up to the equivalent of USD 200 million with maturity in 2027(*)	AA+.ar/Stable	AA+.ar/Stable

Additional Class XXII notes for up to the equivalent of USD 200 million maturing in 2024(*)	AA+.ar/Stable	AA+.ar/Stable

Long-term foreign currency issuer rating	AA+.ar/Stable	AA-.ar/Stable

Class XVII Negotiable Obligations maturing in 2029	AA+.ar/Stable	AA-.ar/Stable

Class XVIII Negotiable Obligations maturing in 2033	AA+.ar/Stable	AA-.ar/Stable

Long-term foreign currency senior secured debt ratings	AA+.ar/Stable	AA.ar/Stable

Class XVI Negotiable Obligations due 2026	AA+.ar/Stable	AA.ar/Stable

(*) Issued jointly for up to the equivalent of USD 150 million, expandable up to USD 200 million;

Information considered for appraisal

»	Annual Report and Audited Financial Statements for the fiscal year ended 12/31/2022 and prior years, available at www.argentina.gob.ar/cnv.

»	Interim Quarterly Financial Statements, available at www.argentina.gob.ar/cnv.

»	Prospectus of the Negotiable Obligations Program available at www.argentina.gob.ar/cnv.

»	Information published by the Secretariat of Energy, available at www.argentina.gob.ar/economia/energia.

»

The following factors of the methodology: Analysis of standard rating factors (Industry Stability, Scale, Business Profile, Profitability and Efficiency, Leverage and Coverage and Financial Policy) and Other Considerations are unchanged from the last full report.

»	The latest full report was published on 04/18/2023 and is available to the investing public at https://www.moodyslocal.com/country/ar.

Definition of assigned ratings

»	AA.ar: Issuers or issues rated AA.ar with very strong credit quality compared to other local issuers.

»	Moody’s Local Argentina adds “+” and “-” modifiers to each generic rating category ranging from AA to CCC.

The “+” modifier indicates that the obligation is at the high end of its generic rating category, no modifier indicates a medium rating, and the “-” modifier indicates a rating at the low end of the generic rating category.

Methodology used

»	Methodology for rating non-financial companies, available at www.argentina.gob.ar/cnv.

This report should not be considered as an advertisement, publicity, dissemination or recommendation to acquire, sell or trade the instruments being rated.

July 28, 2023	Appraisal report: YPF S.A.
5

MOODY’S LOCAL | ARGENTINA	NON-FINANCIAL COMPANIES

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LOCAL

July 28, 2023	Appraisal report: YPF S.A.
6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 1, 2023	By:	/s/ Pedro Kearney
	Name:	Pedro Kearney
	Title:	Market Relations Officer